FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823



May 9, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

May 9, 2003

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company is pleased to report receipt of nine character sample assays taken from the previously reported 25 metre massive hemoilmenite section in drill hole #3 on the Mingan titanium option. These samples were taken from unsplit core at equal intervals throughout the section. Complete assays for this and the other holes will be reported when received. It should be noted here that the massive hemoilmenite sections in all of the holes drilled to date are remarkably homogeneous in appearance, and this is reflected in this preliminary pass. The nine samples returned an average of 34.4% TiO_2, 60.6% Fe_20_3, and 2.2% MgO, with ranges of values from 32.1% to 36.2% for $Ti0_2$, 54.4% to 63.2% for Fe_20_3, and 1.7% to 2.9% for Mg0.

These are expected values, and are typical of those seen, for example, at Rio Tinto's QIT titanium iron mining operations some 35 km to the east.

Assays were carried out by ALS Chemex/Chimitec in Val D'Or, Quebec.

Drilling is expected to resume in early June, 2003.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172